Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2017 INTERIM RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2017. This announcement, containing the full text of the 2017 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2017 Interim Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 24 August 2017 and will be despatched to holders of H shares of the Company as soon as practicable.

IMPORTANT NOTICE 1. The board of directors of the Company, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that the contents of this interim report are authentic, accurate and complete, and there are no misrepresentations, misleading statements or material omissions in this interim report, and severally and jointly accept the related legal responsibility. 2. All Directors of the Company attended the meeting of the Board considering this interim report. 3. The financial statements contained in this interim report have been prepared in accordance with the International Financial Reporting Standards and have not been audited. 4. Mr. Wu Yong, Chairman of the Board, Mr. Hu Lingling, Managing Director, Mr. Tang Xiangdong, Chief Accountant, and Mr. Lin Wensheng, Chief of Finance Department hereby warrant the authenticity, accuracy and completeness of the financial statements contained in this interim report. 5. The Board of the Company decided not to distribute any profit or transfer any common reserve to increase share capital during the reporting period. 6. Declaration of Risks with respect to the forward-looking statements âœ“Applicable † Not Applicable Forward-looking statements including future plans and development strategies contained in the interim report do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks. 7. Is there any non-regular appropriation of the Company’s fund by its controlling shareholders and their related parties No 8. Is there any violation of the decision-making procedures with respect to the provision of external guarantee by the Company No 9. Notice of Material Risks This interim report contains details of potential risks in the future. Please read ‘Potential risks’ in the chapter ‘Report of Directors (Including Management’s Discussion and Analysis)’ for details.

Contents Chapter 1 Definitions 06 Chapter 2 Company Indicators Profile and Major Financial 07 Chapter 3 Summary of the Company’s Business 10 Chapter 4 Report Management’s of Directors Discussion (Including and    12 Analysis) Chapter 5 Matters of Importance 23 Chapter 6 Changes and Particulars in Ordinary of Shareholders Share Capital 33 Chapter 7 Information of Preference Shares 38 Chapter 8 Directors, Management Supervisors, and Employees Senior 39 Chapter 9 Information of Corporate Bonds 41 Chapter 10 Financial Statements 42 Chapter 11 Documents Available for Inspection 72

Chapter 1 Definitions In this report, unless the context otherwise requires, the expressions stated below have the following meanings: the Company, Guangshen Guangshen Railway Company Limited Railway reporting period, current period 6 months from January 1 to June 30, 2017 same period last year 6 months from January 1 to June 30, 2016 A Share Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi H Share Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars ADS U.S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by depository bank (Trustee) in the United States under the authorization of the Company CSRC The China Securities Regulatory Commission SSE The Shanghai Stock Exchange SEHK The Stock Exchange of Hong Kong Limited NYSE The New York Stock Exchange SFO The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) Listing Rules The listing rules of SEHK and/or the listing rules of SSE (as the case may be) Articles The articles of association of Guangshen Railway Company Limited CRC China Railway Corporation GRGC, largest shareholder Guangzhou Railway (Group) Company GZIR Guangdong Guangzhou Intercity Rail Transportation Company Limited WGPR Wuhan-Guangzhou Passenger Railway Line Co., Ltd. GSHER Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited GZR Guangzhou-Zhuhai Railway Company Limited XSR Xiamen-Shenzhen Railway Company Limited GSR Ganzhou-Shaoguan Railway Company Limited GGR Guiyang-Guangzhou Railway Company Limited NGR Nanning-Guangzhou Railway Company Limited PRDIR Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited 06

GUANGSHEN RAILWAY 2017 INTERIM REPORT

Chapter 2

Company Profile and Major Financial Indicators

I. COMPANY INFORMATION

Chinese name	廣深鐵路股份有限公司
Chinese name abbreviation	廣深鐵路
English name	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

II. CONTACT PERSON AND CONTACT INFORMATION

	Company Secretary	*Representative of Securities Affairs*
Name	Guo Xiangdong	Deng Yanxia
Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III. BASIC INFORMATION

Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Postal Code of Registered Address	518010
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Postal Code of the Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

IV. PLACE FOR INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers specified by the Company for information disclosure	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the interim report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China

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V. SHARES INFORMATION OF THE COMPANY

Type of the Shares	Stock Exchange	Stock Short Name	Stock Code
A Share	SSE	廣深鐵路	601333
H Share	SEHK	GUANGSHEN RAIL	00525
ADS	NYSE	—	GSH

VI. OTHER RELEVANT INFORMATION

✓Applicable ☐ Not Applicable

The Company's Accountant (domestic)	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Zhou Weiran, Hua Jun
The Company's Accountant (overseas)	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince's Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Beijing Grandway Law Office
	Office Address	12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen, China
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office Address	37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong
Legal advisor as to United States law	Name	Shearman & Sterling LLP
	Office Address	12th Floor, Gloucester Tower, The Landmark, 15 Queen's Road Central, Central, Hong Kong
Registrar for A Share	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	3rd Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai, China
Registrar for H Share	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, China

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GUANGSHEN RAILWAY 2017 INTERIM REPORT VII. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS (Unit: RMB thousand) Increase/ Decrease At the end of compared to the reporting At the end the end of last period of last year year (%) Total assets 32,280,317 32,870,258 (1.79) Net assets (excluding non-controlling interest) 27,996,091 28,054,058 (0.21) Net assets per share (RMB) 3.95 3.96 (0.25) Reporting Period-period on-period (From January Same period increase/ to June) last year decrease (%) Total revenue 8,411,982 8,078,603 4.13 Total operating expenses 7,744,618 7,164,911 8.09 Profit from operations 671,230 898,839 (25.32) Profit before tax 672,973 907,042 (25.81) Consolidated profit attributable to shareholders 508,716 681,822 (25.39) Basic earnings per share (RMB/Share) 0.07 0.10 (30.00) Earnings per ADS (RMB/Unit) 3.59 4.81 (25.36) Net cash generated from operating activities 1,243,026 675,374 84.05 Net cash generated from operating activities per share (RMB/Share) 0.18 0.10 80.00 Note: During the reporting period, the financial indicators including profit from operations, profit before tax and consolidated profit attributable to shareholders of the Company represented a decrease year-on-year, which was mainly due to a substantial increase in operating expenses exceeding the increase in operating revenues during the reporting period. Please refer to the detailed analysis of the “Cost” in the section headed “Report of Directors (Including Management’s Discussion and Analysis)” in this interim report. VIII. DIFFERENCE OF ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARDS † Applicable 3 Not applicable 09

Chapter 3 Summary of the Company’s Business I. PRINCIPAL ACTIVITIES, BUSINESS MODEL AND INDUSTRY FACT SHEET DURING THE REPORTING PERIOD (1) Principal Activities and Business Model During the reporting period, as a railway transport enterprise, the Company has been operating the passenger and freight transportation businesses of the Shenzhen-Guangzhou-Pingshi Railway independently, operating the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited, and providing railway operation services for commissioned transportation for other railway companies such as WGPR, GZIR, GSHER, GZR ,XSR ,GSR, NGR, GGR and PRDIR. (2) Industry Fact Sheet Being the aorta of the nation’s economy, the backbone of integrated transportation system and one of the main transportation, railway is of crucial importance for nation’s economic and social development. Since the approval for implementation of Medium to Long Term Plan for Railway Network Development by the State Council in 2004, the railway in China developed rapidly. With the completion and commencement of a series of high-speed railways and inter-city railways in recent years, currently on the whole, the tight capacity of railway in China has been alleviated, the bottleneck restriction has been eliminated and the economic and social development needs have been met in general. By the end of 2016, the national railway reached 124,000 kilometers in operation; while the high-speed railway ran over 22,000 kilometers in operation. 10

GUANGSHEN RAILWAY 2017 INTERIM REPORT II. EXPLANATION OF THE SIGNIFICANT CHANGE IN THE MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD 3ï Applicable † Not Applicable For the explanation of the significant change in the major assets of the Company during the reporting period, please read ‘Analysis of assets and liabilities’ in the chapter ‘Report of Directors (Including Management’s Discussion and Analysis)’ in this interim report for details. III. ANALYSIS OF OUR COMPETITIVE EDGES DURING THE REPORTING PERIOD † Applicable 3 Not applicable During the reporting period, no changes were made for the Company’s competitive edges. 11

Chapter 4

Report of Directors (Including Management's Discussion and Analysis)

I. DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2017, the operating revenues of the Company were RMB8,411 million, representing an increase of 4.13% from RMB8,079 million of the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation related services, and other businesses were RMB3,861 million, RMB892 million, RMB3,242 million and RMB417 million, respectively, accounting for 45.90%, 10.60%, 38.54% and 4.96% of the total revenues, respectively. Profit from operations was RMB671 million, representing a decrease of 25.32% from RMB899 million of the same period last year; consolidated profit attributable to shareholders was RMB509 million, representing a decrease of 25.39% from RMB682 million of the same period last year.

(1) Analysis of principal operations

1. Changes in items of financial statements

(Unit: RMB thousand)

Item	Current period	Same period last year	Change (%)
Operating revenues	8,411,982	8,078,603	4.13
Operating expenses	7,744,618	7,164,911	8.09
Income tax expenses	166,754	227,368	(26.66)
Net cash flows from operating activities	1,243,026	675,374	84.05
Net cash flows from investing activities	(1,201,349)	(1,065,991)	Not applicable
Net cash flows from financing activities	—	—	Not applicable

2. Revenue

(1) Passenger transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains (including East Guangzhou-Chaoshan cross-network EMUs), long-distance trains and Through Trains in Hong Kong. As at June 30, 2017, the Company operated a total of 245 pairs of passenger trains on a daily basis according to its train schedule, among which there were 102 pairs of Guangzhou-Shenzhen inter-city express trains (including 94 pairs of inter-city trains between Guangzhou East and Shenzhen (including 20 stand-by pairs), 8 pairs of East Guangzhou-Chaoshan cross-network EMUs); 13 pairs of Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon

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GUANGSHEN RAILWAY 2017 INTERIM REPORT

Through Trains); and 130 pairs of long-distance trains (including 10 pairs of Guangzhou-Foshan-Zhaoqing inter-city trains and 3 pairs of Guangzhou-Guilin North, Nanning East and Guiyang North cross-network EMUs). The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the current period in comparison with those in the same period last year:

	January — June 2017	January — June 2016	Period-on-period Change (%)
Passenger transportation revenues (RMB)	3,861,046,003	3,639,009,653	6.10
— Guangzhou-Shenzhen inter-city trains	1,228,021,164	1,152,986,279	6.51
— Through Trains	256,004,188	253,119,829	1.14
— Long-distance trains	2,151,580,224	2,030,884,003	5.94
— Other revenues from passenger transportation	225,440,427	202,019,542	11.59
Passenger delivery volume (persons)	42,078,853	42,747,880	(1.57)
— Guangzhou-Shenzhen inter-city trains	17,967,663	17,581,360	2.20
— Through Trains	1,727,041	1,643,915	5.06
— Long-distance trains	22,384,149	23,522,605	(4.84)
Total passenger-kilometers ('00 million passenger-kilometers)	131.50	134.68	(2.36)

- **The increase in passenger transportation revenues was mainly due to:** (a) the Company added 2 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains since 1 February 2016, 3 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains, 1 pair of long-distance trains between Shenzhen to Urumqi and 1 pair of long-distance trains between Guangzhou to Yueyang since 15 May 2016, resulting in an period-on-period increase in revenue; (b) the recommencement of inter-city passenger transportation business at Pinghu Railway Station since 26 September 2016, resulting in an period-on-period increase in revenue; and (c) since 21 April 2017, the increase in ticket price for Guangzhou East to the Chaozhou-Shantou cross-network EMU trains led to the increase in its revenue.

- **The decrease in passenger delivery volume was mainly due to:** Despite the steady increase in passenger flow generated from the Guangzhou East to the Chaozhou-Shantou cross-network EMU trains, the recommencement of inter-city passenger transportation business at Pinghu Railway Station and the increase in passenger flow generated from the operation of long-distance trains between Shenzhen to Urumqi and Guangzhou to Yueyang, under the influence of the high-speed railway's diversion effect and the decrease in the arrival of long-distance trains organised by other railway bureaus (companies) to our stations, the passenger flow of inter-city trains and long-distance trains between Guangzhou East to Shenzhen still recorded a decrease, resulting in a decrease in overall passenger delivery volume.

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(2) Freight Transportation Freight transportation forms an important part of the Company’s transportation business, which comprises the freight transportation business along the Shenzhen-Guangzhou-Pingshi Railway. The table below displays the current period revenues from freight transportation as compared with the same period last year: Period-on-January – January – Period June 2017 June 2016 Change (%) Freight transportation revenues (RMB) 891,938,466 786,475,500 13.41 — Outbound freight 223,748,451 230,782,255 (3.05) — Inbound freight, including arrival and    pass-through freight 604,069,438 495,710,163 21.86 — Other revenues from freight transportation 64,120,577 59,983,082 6.90 Freight volume (tonnes) 24,319,341 22,068,303 10.20 — Outbound freight 7,569,950 7,136,820 6.07 — Inbound freight, including arrival and    pass-through freight 16,749,391 14,931,483 12.17 Total tonne-kilometers (’00 million tonne-kilometers) 49.39 45.39 8.81 • The increase in freight transportation revenues and freight volume was mainly due to: The deepen structural reform in supply, the steady improvement of domestic economy and our strengthened marketing efforts in freight transportation, in particular the rebound of the freight volume of bulk goods, i.e. iron ore, coal, through railway delivery, contributed to the increase in freight transportation revenues and freight volume. 14

GUANGSHEN RAILWAY 2017 INTERIM REPORT

(3) Railway network usage and other transportation related services

Railway network usage and other transportation related services provided by the Company include passenger railway network usage, provision of railway operation services, locomotive and passenger car leasing, passenger service and luggage transportation. The table below sets forth the revenues from railway network usage and other transportation related services for the current period in comparison with those of the same period last year:

	January – June 2017	January – June 2016	Period-on-Period Change (%)
Railway network usage and other transportation related services (RMB)	3,242,330,350	3,157,193,132	2.70
(a) Railway network usage services	1,173,669,639	1,215,117,847	(3.41)
(b) Other transportation related services	2,068,660,711	1,942,075,285	6.52
— Railway operation services	1,373,564,865	1,273,205,000	7.88
— Other services	695,095,846	668,870,285	3.92

- **The decrease in the revenue from railway network usage services is mainly due to:** The decrease in the arrival of long-distance trains organised by other railway bureaus (companies) to our stations during the reporting period resulted in a decrease in the passenger railway network usage.

- **The increase in revenue from other transportation related services is mainly due to:** The increases in workload for the railway operations and passenger services provided by the Company during the reporting period drove the growth of related revenue.

(4) Other Businesses

The Company's other businesses include train repair, on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation. During the first half of 2017, revenues from other businesses was RMB417 million, representing a decrease of 15.98% as compared with RMB496 million during the same period of last year, mainly due to: the drop in on-board catering services provided by the Company during the reporting period resulted in a decrease in related revenue.

3. Costs

(Unit: RMB thousand)

Business Segment	January – June 2017	January – June 2016	Period-on-Period Change (%)
Railway Business	7,300,461	6,665,888	9.52
Other Businesses	444,157	499,023	(10.99)
Total	7,744,618	7,164,911	8.09

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• The increase in the cost of railway business is mainly due to: (1) Increase in the number of staff for the provision of railway operations and passenger services, as well as the rise in wages in the industry, remuneration and benefits expenses; (2) the Company added 2 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains since 1 February 2016, 3 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains, 1 pair of long-distance trains between Shenzhen to Urumqi and 1 pair of long-distance trains between Guangzhou to Yueyang since 15 May 2016, resulted in the increase in equipment leasing and service fee; (3) the Company acquired part of the operating assets of GMSR and SR at the end of October 2016 and added fixed assets during the reporting period, which incurred the increase in the depreciation of fixed assets. • The decrease of cost in other businesses is mainly due to: The decrease in on-board catering services provided by the Company during the reporting period lowered the materials and water and electricity costs. 4. Expenses (Unit: RMB thousand) Period-on-January — January – period Item June 2017 June 2016 Change (%) Major reason for the changes Income tax 166,754 227,368 (26.66) The decrease in the total profit for expenses the reporting period. 5. Cash Flow (Unit: RMB thousand) Period-on-January — January – period June 2017 June 2016 Change (%) Major reason for the changes Net cash flow 1,243,026 675,374 84.05 The increase in transportation fee from operating and service fee from the provision activities of railway operation service Net cash flow (1,201,349) (1,065,991) Not applicable The increase in investment expenses from investing of construction-in-progress. activities Net cash flow — — Not applicable —from financing activities 16

GUANGSHEN RAILWAY 2017 INTERIM REPORT (2) Analysis of assets and liabilities 3ï Applicable † Not Applicable (Unit: RMB thousand) Changes in amount from Amount at the end of Amount at the end of previous period the end of previous to current Item current period period period (%) Construction-in-Progress 1,281,249 790,308 62.12 Trade payables 1,039,217 1,143,523 (9.12) Payables for Fixed Assets and Construction-in-Progress 961,966 1,765,185 (45.50) Dividends payable 579,573 15,542 3,629.08 Accruals and other payables 1,472,320 1,618,747 (9.05) 1. The increase in construction-in-progress was mainly due to: the repair and renovation of EMU trains and passenger car(s) transferred from fixed assets to construction-in-progress. 2. The decrease in trade payables was mainly due to: the payment for outstanding procurement and repair charges of last year. 3. The decrease in payables for fixed assets and construction-in-progress was mainly due to: the payment for outstanding construction works and equipment fees of last year. 4. The increase in dividends payable was mainly due to: the final cash dividend of 2016 declared during the current period has not been paid. 5. The decrease in accruals and other payables was mainly due to: the decrease in transportation services fees received in advance. (3) Analysis on Investment Positions 1. General analysis on investments in external equity interests 3ï Applicable † Not Applicable During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests of other listed companies and non-listed financial enterprises. (i) Significant investments in equity interests †ï Applicable 3 Not Applicable (ii) Significant non-equity investments 3ï Applicable † Not Applicable 17

(Unit: RMB ten thousand) Invested Actual amount amount Project Progress of during the invested in Project name amount project Year aggregate Reconstruction of automatic 72,651 20% 2,079 14,746 inter-locking equipment from Guangzhou to Pingshi section Reform in EMUs advanced application 52,000 9% 4,444 4,444 Reconstruction of the section from 36,383 51% 2,158 18,726 Guangzhou East to Xintang of Guangshen line III and IV Maintenance, renovation and repair for 12,932 60% 7,767 7,767 ancillary passenger cars depot (iii) Financial assets at fair value †ï€ Applicable 3 Not Applicable (4) Major assets and disposal of equity interests †ï€ Applicable 3 Not Applicable (5) Analysis of major shareholding company †ï€ Applicable 3 Not Applicable During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with an amount exceeding 10% of the Company’s net profit. 18

GUANGSHEN RAILWAY 2017 INTERIM REPORT II. OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2017 Looking forward to the second half of 2017, with the deepened structural reform in supply, China’s economy will develop at a reasonable pace that steady and favourable trends has been demonstrated. The demand for national railway passenger transportation market will maintain a rapid growth, while the market demand for freight transportation will continue to recover. In the face of the such favourable business environment, the Company will focus on the business objectives determined by the Board of Directors at the beginning of the year, firmly uphold the theme of “strengthen foundation, obtain achievement, improve quality and raise efficiency”, exploit the potential of passenger and freight transportation, strengthen the core advantages of railway transportation, implement stringent cost control, standardize the operation management, so as to ensure the continuous safety and stability of railway transportation, the focuses are as follow: (1) Passenger transportation: Firstly, to seize the opportunities arising from summer holiday, the National Day, the Mid-Autumn Festival and the Canton Fair, optimise the existing lines and temporary extra train solutions and realise the increased operation efficiency and revenue by conducting passenger flow forecast in advance; secondly, actively apply to the competent authorities of the industry to establish new long-distance train route from our stations to regions not covered by high-speed railways; thirdly, further improve the passenger transportation service facilities and environment, enhance the standard for passenger transportation services and enhance the quality and efficiency of passenger transport. (2) Freight transportation: Firstly, continue to implement the reform of supply of railway services, strengthen strategic cooperation with large enterprises, establish strategic cooperative relationship with large enterprises, such as steel and electricity plants, stabilise supply of goods and expand bulk goods freight transportation volume; secondly, develop new trains for “white freight”, strengthen the existing sources and supply organizations, improve the efficiency of “white freight”; thirdly, promote the construction of freight infrastructure to improve cargo storage and turnover capacity. (3) Operational management: Firstly, strengthen the awareness of operating efficiency, improve budget management, strictly control the cost and expenditure; secondly, strengthen the capital management, ensure the safety of capital and improve the efficiency and return of the use of capital; thirdly, strengthen the research about integrated development policies and projects for railway and land in accordance with the standard arrangements for relevant departments, dedicated to revitalise the railway and land resources and improve the Company’s assets and income. 19

III. OTHER DISCLOSURE

(1) Warning and description of forecast of cumulative net profit (for the period from the beginning of the year to the end of the next reporting period) to be at loss or with significant change as compared with the same period last year

☐ Applicable ✓ Not applicable

(2) Potential risks

✓ Applicable ☐ Not applicable

Type of risk	Description of risk	Addressing measures
Macro-economic risk	Railway transportation industry is highly related to macro-economic development condition and greatly affected by macroeconomic atmosphere. If the macroeconomic atmosphere becomes depressing, the Company's operation results and financial condition may be adversely affected.	The Company will pay close attention to the changes in international and domestic macro-economic conditions, to strengthen analysis and study on factors affecting railway transportation industry and be committed to achieve stability in the Company's production and operation by adjusting the Company's development strategy in response to market change timely.
Policy and regulatory risk	Railway transportation industry is greatly affected by policy and regulations. With changes in domestic and international economic environment, and reform and development of railway transportation industry, corresponding adjustment may be required for relative laws and regulations and industrial policies. These changes incur uncertainties to the Company's business development and operation results in the future.	The Company will proactively engage in different seminars for improvement of industrial polices and regulations development, study the latest changes in policy and regulations, capture the development opportunities brought by amendments of policy and regulations and adopt a prudent approach in addressing uncertainties caused by changes in policy and regulations.

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GUANGSHEN RAILWAY 2017 INTERIM REPORT

Type of risk	Description of risk	Addressing measures
Transportation safety risk	Transportation safety is the prerequisite and foundation for normal operation and good reputation of railway transportation industry. Bad weather, mechanical failures, human error and other force majeure may impose adverse impact on the transportation safety of the Company.	The Company proactively participate in transportation safety meetings held by competent authorities of the industry to understand the transportation safety condition of the Company, deploy resources in transportation safety management, establish and optimize safety risk management and control and intensify the training of safety knowledge and capability of transportation personnel.
Market competition risk	Competition exists in certain markets between aviation, road and water transportation and railway transportation. In addition, with the development in railway transportation industry, a range of high-speed railways and inter-city railways completed and commenced operation. Internal competition within railway transportation industry also intensifies. The Company may be subject to greater competitive pressure in the future, which in turn constitutes impact on the operation results of the Company.	The Company will take proactive actions in addressing market competition by leveraging the advantages of "safe, comfortable, convenience, on time" of railway transportation, improving service facilities and enhancing service quality. In respect of freight transportation, the Company is committed to increase the efficiencies, turnover rate and frequency of freight trains. In addition, the Company will strengthen the analysis and research on railway transportation market, and proactively apply to competent authorities of the industry for adding new long-distance trains in area not covered by high-speed railways.
Financial risk	The operating activities of the Company are subject to various financial risks, such as exchange risk, interest risk, credit risk and liquidity risk.	The Company has established a set of managerial procedures for financial risk with the focus on the uncertainties of financial market, designated to minimize the potential adverse impact on financial performance of the Company. For more detailed analysis, please refer to "Note 4 to the financial statements".

21

(3) Other Disclosure 3 Applicable † Not applicable 1. Liquidity and source of funding During the reporting period, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, and payment of taxes, etc. The Company has sufficient cash flow and believes that it has sufficient working capital, bank facilities and other capital sources to meet its operation and development needs. As at the end of the reporting period, there was no any form of borrowings. Capital commitments and operating commitments of the Company as at the end of the reporting period are set out in Note 16 to the financial statements. As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits, and the gearing ratio (calculated by total liabilities divided by total assets as at the end of the reporting period) of the Company was 13.35%. 2. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets. 3. Risk of foreign exchange fluctuations and related hedges The Company’s exposure to foreign currency risks is mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than denominated in RMB are subject to the risks of foreign exchange fluctuations. The Company has not used any financial instruments to hedge its foreign currency risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities. 4. Contingent liabilities During the reporting period, the Company had no contingent liability. 22

GUANGSHEN RAILWAY 2017 INTERIM REPORT

Chapter 5

Matters of Importance

I. SUMMARY OF GENERAL MEETINGS

Session of meeting	Date	Media in which resolutions were disclosed	Date of disclosure
Annual General Meeting of 2016	June 15, 2017	Website of SSE (www.sse.com.cn) HKExnews Website of SEHK (www.hkexnews.hk)	June 16, 2017 June 15, 2017

II. PLANS FOR PROFIT DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

Distribution or Capitalization	No

III. FULFILLMENT OF COMMITMENTS

✓Applicable ☐ Not Applicable

Background	Type	Parties	Contents of the Commitment	Date and term of commitment	Execution time limit	Strict Compliance
Commitment related to IPO	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either	–	No	Yes
	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	–	No	Yes
Other commitments	other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after the acquiring of such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes
	other	GRGC	GRGC has issued a letter of commitment to our Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

23

IV. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

✓Applicable ☐ Not Applicable

On 15 June 2017, the Company held the 2016 Annual General Meeting and resolved to re-appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company in 2017.

V. BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING

☐ Applicable ✓Not Applicable

VI. MAJOR LITIGATION AND ARBITRATION

☐ The Company had material litigation and arbitration during the reporting period
✓ The Company did not have material litigation and arbitration during the reporting period

VII. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES, DE FACTO CONTROLLER, PURCHASER AND THE RECTIFICATION THEREOF

☐ Applicable ✓Not Applicable

VIII. EXPLANATION ON INTEGRITY OF THE COMPANY, ITS CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER DURING THE REPORTING PERIOD

☐ Applicable ✓Not Applicable

IX. THE COMPANY'S SHARE INCENTIVE SCHEME, EMPLOYEE STOCK OWNERSHIP PLAN, OR OTHER EMPLOYEES' INCENTIVE MEASURES AND THEIR IMPACT

☐ Applicable ✓Not Applicable

X. TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISE

☐ Applicable ✓Not Applicable

24

GUANGSHEN RAILWAY 2017 INTERIM REPORT

XI. MATERIAL CONNECTED TRANSACTIONS

(1) Connected Transactions Related to Daily Operations

✓Applicable ☐ Not Applicable

During the reporting period, the related party transactions in relation to daily operations are set out in note 17 of the financial statements. The Company confirmed that the following transactions are connected transactions (including continuing connected transaction) described under Chapter 14A of the Listing Rules of the SEHK, and at the same time constitute related party transactions described under the note 17 to the financial statements. With regard to the following transactions, the Company has complied with the rules and requirements of Chapter 14A of the Listing Rules of the SEHK.

(Unit: RMB thousand)

Connected party	Relationship	Type of connected transaction	Description of connected transaction	Basis of pricing for the connected transaction	Amount of connected transaction
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Train service	By consultation according to full cost pricing or settle according to price determined by CRC	755,383
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Provision of service	Railway network settlement service through CRC	Settle according to price determined by CRC	589,129
Subsidiary of GRGC	Subsidiary of the largest shareholder	Provision of service	Railway operation service	Based on agreement according to cost plus pricing	297,055
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Sale of goods	Sale of materials and supplies	By consultation according to full cost pricing	6,311
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Train service	By consultation according to full cost pricing or settle according to price determined by CRC	459,092
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Railway network settlement service through CRC	Settle according to price determined by CRC	732,567
GRGC	Largest shareholder	Lease of land	Land leasing service	Based on agreement	27,545
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Repair and maintenance service	By consultation according to full cost pricing	118,282
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Purchase of goods	Purchase of materials and supplies	Based on agreement which determines price according to purchase amount plus 0.3%-5% management fee	147,106
GRGC and its subsidiaries	Largest shareholder and its subsidiaries	Service received	Construction works service	Based on fixed amount approved by national railway works	34,348

25

(2) Connected transaction in relation to acquisition or disposal of assets or equity interests † Applicable 3 Not applicable (3) Material connected transactions in relation to joint external investment † Applicable 3 Not applicable (4) Related claims and debts 3 Applicable † Not applicable (Unit: RMB ten thousand) Related Parties Relationship Fund Provided to related party Opening Closing balance Addition balance Shenzhen Pinghu Qun Yi Railway Wholly-owned subsidiary 908 — 908 Store Loading and Unloading Company Limited Zengcheng Lihua Stock Company Controlling Subsidiary 1,231 — 1,231 Limited Total 2,139 — 2,139 Impact of the related claim and debt on the operating results No significant impact and financial position of the Company XII. MATERIAL CONTRACTS AND IMPLEMENTATION (1) Trust, contracted businesses and leasing affairs † Applicable 3 Not applicable (2) Guarantees † Applicable 3 Not applicable (3) Other Material Contracts or Transactions † Applicable 3 Not applicable During the reporting period, the Company did not enter into any other material contracts or transactions. 26

GUANGSHEN RAILWAY 2017 INTERIM REPORT XIII.POVERTY ALLEVIATION BY LISTED COMPANIES † Applicable 3 Not applicable XIV. CONVERTIBLE COMPANY BONDS † Applicable 3 Not applicable XV. EXPLANATION OF ENVIRONMENTAL PROTECTION EFFORTS BY COMPANIES AND ITS SUBSIDIARIES WHICH ARE A KEY D I S C H A R G I N G U N I T S A N N O U N C E D B Y E N V I R O N M E N T A L PROTECTION DEPARTMENT † Applicable 3 Not applicable XVI. CORPORATE GOVERNANCE (1) Summary of Corporate Governance Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of the affairs of the Company. General meeting, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance of a listed company. During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information in order to exercise its administrative functions as an industry leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC with its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions. Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and the level of governance to promote the regulated, healthy and sustainable development of the Company. 27

(2) The Board The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they possess appropriate professional qualifications in accounting or related fields. The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific terms of reference, reports to and gives advice to the Board on a regular basis. (3) Audit committee Members of the audit committee were appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Chen Song (chairman of audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board, Mr. Guo Xiangdong, is the secretary of the audit committee. According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that all appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties. The 2017 interim report (including the unaudited interim financial statements for the 6 months ended June 30, 2017) of the Company has been reviewed by the audit committee. (4) Remuneration committee Members of the remuneration committee were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Hu Lingling, Mr. Chen Song (chairman of remuneration committee), Mr. Jia Jianmin and Mr. Wang Yunting. According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties. 28

GUANGSHEN RAILWAY 2017 INTERIM REPORT (5) Compliance with the Corporate Governance Code The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK. As at the end of the reporting period, the Board decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long period of time. According to the requirements of the Company’s Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of a written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for independent Director by way of a written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected. (6) Securities transactions by Directors, Supervisors and senior management and interests on competitive business The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board. After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements. After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly. 29

(7) Investor relations The secretary to the Board of the Company is in charge of information disclosure and investor relations of the Company. The Company has formulated Working Rules of Secretary to the Board, Management Method of Information Disclosure and Management System for Investor Relations. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relations in accordance with the relevant requirements. The Company advocates a corporate culture that respects investors and holds itself accountable for investors. The Company establishes a smooth communication channel with investors and enhances mutual trust and interaction based on good information disclosure and initiating various investor relations activities, and respects investors’ rights of knowledge and option, while insisting on rewarding its shareholders. 1. Information Disclosure Credible information disclosure can effectively build a bridge of communication and understanding between investors, regulatory authorities, the public and the Company. This can facilitate a broader and more thorough understanding of the Company’s values. For years, according to the basic principles of openness, impartiality and fairness, the Company has been striving to comply with the requirements of the relevant laws and listing rules, and fulfilling the information disclosure obligations in a timely and accurate manner. The Company takes the initiative to understand investors’ concerns and voluntarily discloses information in response to these concerns so as to increase its transparency. In the reporting period, the Company timely completed the preparation and disclosure of its 2016 Annual Report, 2016 Report for Self-assessment on Internal Control, 2016 Social Responsibility Report and 2017 First Quarterly Report, and released various announcements and other shareholders’ documents and information disclosing in detail the following information of the Company: operations of the Board, the Supervisory Committee and general meetings, operating conditions, investment, dividends and distribution, corporate governance and so forth. Moreover, the Company consistently maintained to provide in-depth and comprehensive analyses on its operating and financial positions as well as the major factors affecting its business performance in its annual reports and interim reports with a view to strengthening investors’ understanding about the operation, management, and development trends of the Company. 2. Ongoing Communication On the basis of a competent disclosure of information, the Company maintains an effective two-way communication with investors through various channels and convey information which investors are concerned with, so as to boost their confidence in the Company’s future development. Meanwhile, the Company extensively collects feedback from the market to elevate the standards of the Company’s governance and operations management. 30

GUANGSHEN RAILWAY 2017 INTERIM REPORT The Company encourages all shareholders to attend the general meetings. The Company had served a notice 45 days prior to the date of the general meeting, and provided the shareholders with any information necessary for them to attend and make decision at the meeting. Each separate matter submitted to the general meeting to consider was put forth respectively as separate resolution. According to the provisions of the Articles of the Company, qualified shareholders of the Company have the right to call general meetings in accordance with the established procedures, propose impromptu motions or collect voting rights from other shareholders. Also, a cumulative voting system is adopted when involving more than 2 candidates for the election of the Directors and the Supervisors by the shareholders. At a general meeting, all attending shareholders are entitled to make enquiries to the Directors and the other management regarding the issues in relation to the resolutions. These arrangements are made to protect the rights of minority shareholders and encourage them to fully express their opinions. The management of the Company attaches importance to the communication with investors. In commencing investor relation activities, the Company has mainly adopted the following means: (i) Making the public known the investor hotline, investor relations e-mail box and the Investors’ Message section on the Company’s website, and promptly responding to investors’ enquiries. (ii) Properly arranging request of visits and researches from the investors, communicating with the investors with an open-minded attitude, and having built up a direct communication mechanism between investors and the Company. (iii) Investors and the public may check out information such as the Company’s basic information, rules for the Company’s corporate governance, information disclosure documents and profiles of Directors, Supervisors and the senior management at any time on the Company’s website. (iv) The Company timely handled and replied investors’ messages through the “e-interaction” platform developed by the SSE for listed companies and investors. 31

3. Shareholder Return

Since its listing, the Company has always been insisting on rendering returns to shareholders and has been distributing annual cash dividends each year with an aggregate cash dividend payment of approximately RMB10.9 billion. The chart of dividend and distribution over the years since the listing of the Company in 1996 is as follows:

(Unit: RMB)

Year	Earnings per Share	Dividend per Share	Dividend payout ratio (dividend per Share/ earnings per Share)
1996	0.28	0.10	35.71%
1997	0.19	0.12	63.16%
1998	0.15	0.10	66.67%
1999	0.12	0.12	100.00%
2000	0.11	0.10	90.91%
2001	0.12	0.10	83.33%
2002	0.13	0.10	76.92%
2003	0.12	0.105	87.50%
2004	0.13	0.11	84.62%
2005	0.14	0.12	85.71%
2006	0.16	0.08	50.00%
2007	0.20	0.08	40.00%
2008	0.17	0.08	47.06%
2009	0.19	0.08	42.11%
2010	0.22	0.09	40.91%
2011	0.25	0.10	40.00%
2012	0.19	0.08	42.11%
2013	0.18	0.08	44.44%
2014	0.09	0.05	55.56%
2015	0.15	0.08	53.33%
2016	0.16	0.08	50.00%
Total	3.45	1.955	56.67%

XVII. EXPLANATION OF OTHER MATERIAL EVENTS

(1) Changes in accounting policies, accounting estimates and accounting methods compared with the previous accounting period, its causes and their impact

☐ Applicable ✓ Not applicable

During the reporting period, the Company had no changes in accounting policies, accounting estimates or accounting method.

(2) Material accounting errors during the reporting period subject to retrospective restatements, amendments, its causes and their impact

☐ Applicable ✓ Not applicable

During the reporting period, there was no correction of material accounting errors of previous periods for the Company.

(3) Other

☐ Applicable ✓ Not applicable

During the reporting period, there is no need for the Company to explain any other material event.

32

GUANGSHEN RAILWAY 2017 INTERIM REPORT Chapter 6 Changes in Ordinary Share Capital and Particulars of Shareholders I. PARTICULARS OF CHANGES IN SHARE CAPITAL (1) Changes in share capital During the reporting period, there was no change in the Company’s total number of shares and structure of share capital. (2) Changes in shares with selling restrictions † Applicable 3 Not applicable II. PARTICULARS OF SHAREHOLDERS (1) Number of shareholders: Number of ordinary shareholders as at the end of the reporting period (number) 259,156 33

(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) up to the end of the reporting period (Unit: share) Particulars of the shareholding of the top ten shareholders Number of Number Share in pledge or shares held at of shares frozen the end of the Percentage with selling Nature of Name of shareholders (full name) period (%) restriction held Status Number shareholder Guangzhou Railway (Group) Company 2,629,451,300 37.12 — Nil — State-owned legal person HKSCC NOMINEES LIMITED (note) 1,447,433,955 20.43 — Unknown — Foreign legal person China Securities Finance Corporation Limited 100,285,292 1.42 — Unknown — State-owned legal person Central Huijin Investment Company Limited 85,985,800 1.21 — Unknown — State-owned legal person Taiyuan Iron & Steel (Group) Company Limited 30,781,989 0.43 — Unknown — State-owned legal person Kuwait State Investment Bureau — Self fund 29,145,498 0.41 — Unknown — Other Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset 28,101,600 0.40 — Unknown — Other Management Plan Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset 28,101,600 0.40 — Unknown — Other Management Plan Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset 28,101,600 0.40 — Unknown — Other Management Plan Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset 27,824,900 0.39 — Unknown — Other Management Plan Industrial and Commercial Bank of China Limited — China Southern 26,967,645 0.38 — Unknown — Other Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund Nationwide Social Security Fund Portfolio 25,489,400 0.36 — Unknown — Other 34

GUANGSHEN RAILWAY 2017 INTERIM REPORT

Top Ten Holders of Shares without Selling Restrictions			
	Number of shares without selling restriction held	Class and number of the Shares	
Name of shareholders		Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,447,433,955	RMB ordinary shares	30,156,506
		overseas listed foreign shares	1,417,277,449
China Securities Finance Corporation Limited	100,285,292	RMB ordinary shares	100,285,292
Central Huijin Investment Company Limited	85,985,800	RMB ordinary shares	85,985,800
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	RMB ordinary shares	30,781,989
Kuwait State Investment Bureau – Self fund	29,145,498	RMB ordinary shares	29,145,498
Harvest Fund – Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Zhongou Fund – Agricultural Bank of China – Zhongou CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Southern Fund – Agricultural Bank of China – Southern CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund – Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	27,824,900	RMB ordinary shares	27,824,900
Industrial and Commercial Bank of China Limited – China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	26,967,645	RMB ordinary shares	26,967,645
Nationwide Social Security Fund Portfolio	25,489,400	RMB ordinary shares	25,489,400
Statement regarding connected relationship or concerted action of the above shareholders	The Company is not aware of any of the other shareholders above are connected or acting in concert as defined in "Administrative Measures on Acquisitions of Listed Companies"		

Note: HKSCC NOMINEES LIMITED represents 香港中央結算(代理人)有限公司, holding 30,156,506 A Shares and 1,417,277,449 H Shares of the Company. These shares were held on behalf of various clients respectively.

The shareholdings and selling restrictions of Top 10 shareholders with selling restrictions

☐ Applicable ✓ Not applicable

35

(3) So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong) as follows:

(Unit: Shares)

Name of shareholder	Class of Shares	Number of Shares held	Capacity	Percentage of share capital of the same class (%)	Percentage of total share capital (%)
Guangzhou Railway (Group) Company	A share	2,629,451,300(L)	Beneficial owner	46.52(L)	37.12(L)
BlackRock, Inc.	H share	270,765,862(L) 6,033,000(S)	Corporate interest controlled by substantial shareholder	18.92(L) 0.42(S)	3.82(L) 0.09(S)
BlackRock Global Funds	H share	201,265,049(L)	Beneficial owner	14.06(L)	2.84(L)
FIL Limited	H share	172,296,000(L)	Corporate interest controlled by substantial shareholder	12.04(L)	2.43(L)
Fidelity Funds	H share	125,726,000(L)	Beneficial owner	8.78(L)	1.77(L)

Note: The letter 'L' denotes a long position; 'S' denotes a short position; and 'P' denotes the lending pool.

(4) Strategic Investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares

☐ Applicable ✓ Not applicable

III. CHANGES IN LARGEST SHAREHOLDER AND DE FACTO CONTROLLER

☐ Applicable ✓ Not applicable

IV. OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

V. PUBLIC FLOAT

As at the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

36

GUANGSHEN RAILWAY 2017 INTERIM REPORT VI. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company. VII. PRE-EMPTIVE RIGHT Under the Articles of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis. VIII.TRANSACTIONS INVOLVING ITS OWN SECURITIES As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities. 37

Chapter 7 Information of Preference Shares Information of Preference Shares † Applicable 3 Not applicable 38

GUANGSHEN RAILWAY 2017 INTERIM REPORT Chapter 8 Directors, Supervisors, Senior Management and Employees I. CHANGES IN SHAREHOLDINGS (1) Changes in shareholdings of Directors, Supervisors, and senior management (current and resigned during the reporting period) † Applicable 3 Not applicable (2) Granting of share options to Directors, Supervisors, and senior management (current and resigned during the reporting period) † Applicable 3 Not applicable II. C H A N G E S O F D I R E C T O R S , S U P E R V I S O R S , A N D S E N I O R MANAGEMENT † Applicable 3 Not applicable III. EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code in Appendix 10 to the Listing Rules of the SEHK. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company. Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO. IV. INFORMATION OF EMPLOYEES (1) Number of employees As at the end of the reporting period, the Company has a total of 43,206 employees, representing a decrease of 1,403 employees compared with 44,609 employees as at last year’s end. The major reason for such decrease is the natural wastage due to employees reaching their retirement and resignation, etc 39

(2) Remuneration policy The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board. Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies. In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative. During the reporting period, the total wages and benefits paid by the Company to its employees is RMB3,168 million. (3) Training Plan During the reporting period, the Company has 119 occupational education management personnel. A total of 481,343 persons participated in trainings, mainly includes training on post standardization, adaptability and qualification and continuing education. The Company has completed 50% of annual training program with relevant expense of approximately RMB10.34 million. (4) Employee insurance and benefits plan Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance. 40

GUANGSHEN RAILWAY 2017 INTERIM REPORT Chapter 9 Information of Corporate Bonds Information of Corporate Bonds † Applicable 3 Not applicable 41

Chapter 10 Financial Statements INTERIM CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2017 As at As at 30 June 31 December 2017 2016 Note RMB’000 RMB’000 (Unaudited) (Audited) ASSETS Non-current assets Fixed assets 7 23,183,535 24,278,032 Construction-in-progress 7 1,281,249 790,308 Prepayments for fixed assets and construction-in-progress 85,493 60,095 Leasehold land payments 1,602,384 1,624,859 Goodwill 281,255 281,255 Investments in associates 174,304 167,604 Deferred tax assets 97,621 79,929 Long-term prepaid expenses 6,729 7,824 Available-for-sale investments 53,826 53,826 Long-term receivable 32,433 31,406    26,798,829 27,375,138 Current assets Materials and supplies 331,596 332,607 Trade receivables 8 3,312,020 3,364,366 Prepayments and other receivables 326,539 330,491 Short-term deposits 110,000 108,000 Cash and cash equivalents 1,401,333 1,359,656    5,481,488 5,495,120 Total assets 32,280,317 32,870,258 EQUITY Capital and reserves attributable to equity holders of the Company Share capital 9 7,083,537 7,083,537 Share premium 11,562,738 11,562,738 Other reserves 2,825,593 2,825,593 Retained earnings 6,524,223 6,582,190 27,996,091 28,054,058 Non-controlling interests (26,500) (24,003) Total equity 27,969,591 28,030,055 42

GUANGSHEN RAILWAY 2017 INTERIM REPORT

INTERIM CONSOLIDATED BALANCE SHEET *(Continued)*

AS AT 30 JUNE 2017

	Note	As at 30 June 2017 RMB'000 (Unaudited)	As at 31 December 2016 RMB'000 (Audited)
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		**67,637**	68,883
Deferred income related to government grants		**106,307**	106,810
		173,944	175,693
Current liabilities			
Trade payables	*11*	**1,039,217**	1,143,523
Payables for fixed assets and construction-in-progress		**961,966**	1,765,185
Dividends payable		**579,573**	15,542
Income tax payable		**83,706**	121,513
Accruals and other payables		**1,472,320**	1,618,747
		4,136,782	4,664,510
Total liabilities		**4,310,726**	4,840,203
Total equity and liabilities		**32,280,317**	32,870,258

The accompanying notes on pages 48 to 71 form an integral part of this interim condensed consolidated financial information.

Wu Yong
Director

Hu Lingling
Director

43

INTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2017 For the six months ended 30 June 2017 2016 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Revenue from railroad businesses Passenger 3,861,046 3,639,010 Freight 891,938 786,475 Railway network usage and other transportation related services 3,242,330 3,157,193    7,995,314 7,582,678 Revenue from other businesses 416,668 495,925 Total revenue 6 8,411,982 8,078,603 Operating expenses Railroad businesses (7,300,461) (6,665,888) Other businesses (444,157) (499,023) Total operating expenses (7,744,618) (7,164,911) Impairment loss — — Other expense and other losses — net 3,866 (14,853) Profit from operations 671,230 898,839 Finance costs (4,957) 2,069 Share of results of associates 6,700 6,134 Profit before income tax 672,973 907,042    Income tax expense 13 (166,754) (227,368) Profit for the period 506,219 679,674 44

GUANGSHEN RAILWAY 2017 INTERIM REPORT INTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (Continued) FOR THE SIX MONTHS ENDED 30 JUNE 2017 For the six months ended 30 June 2017 2016 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Other comprehensive income — — Total comprehensive income for the period, net of tax 506,219 679,674 Profit attributable to: Equity holders of the Company 508,716 681,822    Non-controlling interests    (2,497) (2,148) 506,219 679,674 Total comprehensive income attributable to: Equity holders of the Company 508,716 681,822    Non-controlling interests (2,497) (2,148) 506,219 679,674 Earnings per share for profit attributable to the equity holders of the Company during the period — Basic and diluted 14 RMB0.07 RMB0.10 Dividends 15 — — The accompanying notes on pages 48 to 71 form an integral part of this interim condensed consolidated financial information. Wu Yong Hu Lingling Director Director 45

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2017 Attributable to equity holders of the Company Statutory Discretionary Non- Share Share surplus surplus Other Retained controlling Total capital premium reserve reserve reserve earnings Total interests equity RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Balance as at 1 January 2017 7,083,537 11,562,738 2,521,534 304,059 — 6,582,190 28,054,058 (24,003) 28,030,055 Total comprehensive income — — — — — 508,716 508,716 (2,497) 506,219 Special reserve-Safety Production Fund — — — — — — — — —Appropriation — — — — 113,625 (113,625) — — —Utilisation — — — — (113,625) 113,625 — — — Dividends relating to 2016 — — — — — (566,683) (566,683) — (566,683) Balance as at 30 June 2017 7,083,537 11,562,738 2,521,534 304,059 — 6,524,223 27,996,091 (26,500) 27,969,591 Balance as at 1 January 2016 7,083,537 11,562,738 2,404,484 304,059 — 6,107,670 27,462,488 (18,226) 27,444,262 Total comprehensive income — — — — — 681,822 681,822 (2,148) 679,674 Business combination — — — — — — — — —Special reserve-Safety Production Fund — — — — — — — — —Appropriation — — — — 102,396 (102,396) — — —Utilisation — — — — (102,396) 102,396 — — — Dividends relating to 2015 — — — — — (566,683) (566,683) — (566,683) Balance as at 30 June 2016 7,083,537 11,562,738 2,404,484 304,059 — 6,222,809 27,577,627 (20,374) 27,557,253 The accompanying notes on pages 48 to 71 form an integral part of this interim condensed consolidated financial information. Wu Yong Hu Lingling Director Director 46

GUANGSHEN RAILWAY 2017 INTERIM REPORT INTERIM CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2017 For the six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) Cash flows from operating activities Cash generated from operations 1,466,525 1,089,747 Income tax paid (223,499) (414,373) Net cash generated from operating activities 1,243,026 675,374 Cash flows from investing activities Proceeds from disposal of fixed assets, leasehold land 651 59 Government grants received — 4,541 Interest received 887 872 Increase in short-term deposits with maturities more than three months, net (2,000) (600) Payments for acquisition of fixed assets and construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables (1,200,887) (1,070,863) Net cash used in investing activities (1,201,349) (1,065,991) Cash flows from financing activities Dividends paid to the Company’s shareholders — — Net increase in cash and cash equivalents 41,677 (390,617) Cash and cash equivalents at beginning of the period 1,359,656 2,220,803 Cash and cash equivalents at end of the period 1,401,333 1,830,186 The accompanying notes on pages 48 to 71 form an integral part of this interim condensed consolidated financial information. Wu Yong Hu Lingling Director Director 47

Notes to the Interim Condensed Consolidated Financial Information For the year ended 30 June 2017 (All amounts expressed in Renminbi unless otherwise stated) 1. GENERAL INFORMATION Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company. The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”). In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”). In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC. 48

GUANGSHEN RAILWAY 2017 INTERIM REPORT 1. GENERAL INFORMATION (continued) On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established National Railway Bureau. The business functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were also transferred to the CRC (“Reform”). The Reform was completed and CRC became the controlling entity of the Company’s principal shareholder, Guangzhou Railway Group. Upon the completion of necessary procedures and approval, CRC became the controlling entity of the Company’s principal shareholder, Guangzhou Railway Group since 1 January 2017. CRC, together with subsidiaries which were wholly controlled by MOR previously became related parties (hereinafter collectively as “CRC Group”). For the purpose of disclosure consistently and user’s understanding, we still disclose the transaction with CRC Group separately in Note 18. The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations. The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire in 2056. The interim condensed consolidated financial information were authorised for issue by the board of directors of the Company on 24 Aug 2017. The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese. 49

1. GENERAL INFORMATION *(continued)*

The following is a list of the principal subsidiaries at 30 June 2017:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the group (%)	Proportion of equity interests held by non-controlling interests (%)
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	–
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	–
Shenzhen Nantie Construction Supervision Company Limited	China, limited liability company	Supervision of construction projects in PRC	67.46%	76.66%	23.34%
Shenzhen Railway Property Management Company Limited	China, limited liability company	Property management in PRC	–	100%	–
Shenzhen Shenhuasheng Storage and Transportation Company Limited	China, limited liability company	Warehousing, freight transport and packing agency services	41.50%	100%	–
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	–	100%	–
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	–
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	–

50

GUANGSHEN RAILWAY 2017 INTERIM REPORT 1. GENERAL INFORMATION (continued) Proportion Proportion Proportion of equity Place of of equity of equity interests incorporation and interests interests held held by nature of legal Principal activities and held by the by the group non-controlling Name of the entity entity place of operation Company (%) (%) interests (%) Guangzhou Railway Huangpu China, limited Cargo loading and 100% 100% —Service Company Limited liability company unloading, warehousing, freight transportation in PRC Zengcheng Lihua Stock Company China, limited Real estate construction, 44.72% 44.72% 55.28% Limited liability company provision of warehousing, cargo uploading and unloading services As at 30 June 2017, the non-wholly owned subsidiaries are not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries is not disclosed. This interim condensed consolidated financial information was approved for issue on 24 August 2017. This interim condensed consolidated financial information has not been audited. 2. BASIS OF PREPARATION This interim condensed consolidated financial information for the six months ended 30 June 2017 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’. The interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and the disclosure requirements of The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance. The interim condensed consolidated financial information have been prepared under the historical cost convention. 51

3. ACCOUNTING POLICIES The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2016, as described in those annual financial statements except for the adoption of amendments to IFRSs effective for the financial year ending 31 December 2017. (a) Amendments to IFRSs effective for the financial year ending 31 December 2017 do not have a material impact on the Group. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. (b) The following new and amended standards that have been issued and are not effective for the financial year ending 31 December 2017 and have not been early adopted: Effective for annual periods beginning on or after Amendments to IFRS 10 Sale or contribution of assets between an To be determined and IAS 28 investor and its associate or joint venture IFRS 9 Financial instruments 1 January 2018 IFRS15 Revenue from Contracts with Customers 1 January 2018 Amendments to IFRS 2 Classification and Measurement of Share- 1 January 2018 based Payment Transactions Amendments to IFRSs Annual Improvements to IFRS Standards 1 January 2018 2014-2016 Cycle IFRS 16 Leases 1 January 2019 The directors of the Company are in the process of making an assessment of the impact of these new and amended/revised standards and amendments to the financial statements of the Group. 52

GUANGSHEN RAILWAY 2017 INTERIM REPORT 4. FINANCIAL RISK MANAGEMENT (a) Financial risk factors The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk. The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2016. There have been no changes in the risk management department since year end or in any risk management policies. (b) Liquidity risk Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities. (c) Fair value estimation According to IFRS 13 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy: • Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1). • Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2). • Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3). As at 30 June 2017, the Group did not have any financial instruments that were measured at fair value. 53

5. ESTIMATES The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2016. 6. SEGMENT INFORMATION The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports. Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements. 54

GUANGSHEN RAILWAY 2017 INTERIM REPORT

6. SEGMENT INFORMATION *(continued)*

The segment results for the six months ended 30 June 2017 and 30 June 2016 are as follows:

	For the six months ended 30 June							
	The Railway Transportation Business		All other segments		Elimination		Total	
	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)
Segment revenue								
– Railroad Businesses	**7,995,314**	7,582,678	**–**	–	**–**	–	**7,995,314**	7,582,678
– Other Businesses	**263,770**	269,397	**174,436**	246,264	**(21,538)**	(19,736)	**416,668**	495,925
Total revenue	**8,259,084**	7,852,075	**174,436**	246,264	**(21,538)**	(19,736)	**8,411,982**	8,078,603
Segment result	**686,631**	902,064	**(7,577)**	8,388	**(6,081)**	(3,410)	**672,973**	907,042
Finance costs	**(4,879)**	2,159	**(78)**	(90)	**–**	–	**(4,957)**	2,069
Share of results of associates	**6,700**	6,134	**–**	–	**–**	–	**6,700**	6,134
Depreciation	**875,777**	711,278	**3,764**	3,683	**–**	–	**879,541**	714,961
Amortisation of leasehold land payments	**16,810**	10,534	**5,665**	5,665	**–**	–	**22,475**	16,199
Amortisation of long-term prepaid expenses	**1,025**	5,399	**71**	163	**–**	–	**1,096**	5,562
Provision of impairment of receivables	**38**	–	**150**	–	**–**	–	**188**	–

55

6. SEGMENT INFORMATION *(continued)*

The segment results for the six months ended 30 June 2017 and 30 June 2016 are as follows *(continued)*:

A reconciliation of segment result to profit for the period is provided as follows:

	For the six months ended 30 June							
	The Railway Transportation Business		All other segments		Elimination		Total	
	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)	2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)
Segment result	**686,631**	902,064	**(7,577)**	8,388	**(6,081)**	(3,410)	**672,973**	907,042
Income tax expense	**(166,356)**	(224,234)	**(398)**	(3,134)	**–**	–	**(166,754)**	(227,368)
Profit/(loss) for the year	**520,275**	677,830	**(7,975)**	5,254	**(6,081)**	(3,410)	**506,219**	679,674

	The Railway Transportation Business		All other segments		Elimination		Total	
	As at 30 June 2017 RMB'000 (Unaudited)	As at 31 December 2016 RMB'000 (Audited)	As at 30 June 2017 RMB'000 (Unaudited)	As at 31 December 2016 RMB'000 (Audited)	As at 30 June 2017 RMB'000 (Unaudited)	As at 31 December 2016 RMB'000 (Audited)	As at 30 June 2017 RMB'000 (Unaudited)	As at 31 December 2016 RMB'000 (Audited)
Total segment assets	**31,899,103**	32,483,625	**563,659**	586,519	**(182,445)**	(199,886)	**32,280,317**	32,870,258
Total segment assets include:								
Investments in associates	**174,304**	167,604	**–**	–	**–**	–	**174,304**	167,604
Additions to non-current assets (other than financial instruments and deferred tax assets)	**341,632**	2,817,557	**230**	3,279	**–**	–	**341,862**	2,820,836
Total segment liabilities	**3,860,647**	4,398,759	**586,023**	588,128	**(135,944)**	(146,684)	**4,310,726**	4,840,203

56

GUANGSHEN RAILWAY 2017 INTERIM REPORT 6. SEGMENT INFORMATION (continued) The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC. Revenues of approximately RMB1,641,967,000 (for the six months ended 30 June 2016: RMB1,638,896,000 ) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues. 7. FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS Six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) Opening net book amount as at 1 January 25,068,340 24,643,332 Additions 316,465 198,162 Reclassifications to leasehold land payments — (714,630) Disposal (40,480) (28,120) Depreciation    (879,541) (714,961) Closing net book amount as at 30 June 24,464,784 23,383,783 As at 30 June 2017, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,773,219,000 (31 December 2016: RMB1,819,505,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group. As at 30 June 2017, fixed assets of the Group with an aggregate net book value of approximately RMB135,233,000 (31 December 2016: RMB116,953,000) had been fully depreciated but they were still in use. 57

8. TRADE RECEIVABLES As at As at 30 June 31 December 2017 2016 RMB’000 RMB’000 (Unaudited) (Audited) Trade receivables 3,317,089 3,369,331 Including: receivables from related parties 1,988,320 2,173,333 Less: Provision    for doubtful accounts (5,069) (4,965) 3,312,020 3,364,366 The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows: As at As at 30 June 31 December 2017 2016 RMB’000 RMB’000 (Unaudited) (Audited) Within 1 year 2,645,660 2,517,281 Over 1 year but within 2 years 37,958 588,640 Over 2 years but within 3 years 454,236 223,675 Over 3    years 179,235 39,735 3,317,089 3,369,331 58

GUANGSHEN RAILWAY 2017 INTERIM REPORT 9. SHARE CAPITAL As at 30 June 2017 and 31 December 2016, the total number of ordinary shares is 7,083,537,000 shares with a par value of RMB 1.00 per share: As at 30 June 2017 and 31 December 2016 RMB’000 Listed shares — H Shares 1,431,300 — A Shares 5,652,237 7,083,537 There has been no movement of the authorised, issued and fully paid share capital during the period. 10. EMPLOYEE BENEFITS OBLIGATIONS As at As at 30 June 31 December 2017 2016 RMB’000 RMB’000 (Unaudited) (Audited) Retirement benefits obligations 32,276 34,043 Less: current    portion included in accruals and other payables (32,276) (34,043) — — 59

10. EMPLOYEE BENEFITS OBLIGATIONS (continued) Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group. With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition. The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to market yields when the liability was recognised at the inception date on high quality investments in the PRC. The movement in the employee benefits obligations during the period is as follows: Six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) As at 1 January 34,043 13,380 Unwinding of interest — —Payments    (1,767) (2,145) As at 30 June 32,276 11,235 60

GUANGSHEN RAILWAY 2017 INTERIM REPORT 11. TRADE PAYABLES The aging analysis of trade payables based on the contracted payment date was as follows: As at As at 30 June 31 December 2017 2016 RMB’000 RMB’000 (Unaudited) (Audited) Within 1 year 904,731 860,315 Over 1 year but within 2 years 101,993 258,227 Over 2 years but within 3 years 11,508 7,477 Over 3    years 20,985 17,504 1,039,217 1,143,523 12. OPERATING PROFIT The following items of unusual nature, size or incidence have been charged to the operating profit during the period: Six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) Loss on disposal of fixed assets — net (8,129) (22,874) Impairment loss on receivables (188) — 61

13. INCOME TAX EXPENSE An analysis of the current period taxation charges is as follows: Six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) Current income tax 185,692 231,234 Deferred    income tax (18,938) (3,866) 166,754 227,368 14. EARNINGS PER SHARE The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2017 attributable to shareholders of RMB508,716,000 (2016: RMB681,822,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2016: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted earnings per share amount is the same as the basic earnings per share. 15. DIVIDENDS No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2017. In March 2017, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2016, totalling RMB566,682,960 (2016: RMB566,682,900), and it was approved by shareholders in the Annual General Meeting on 15 June 2017. There was no interim dividend for the six months ended 30 June 2017 (2016: nil) proposed by the board of directors on 24 August 2017. 62

GUANGSHEN RAILWAY 2017 INTERIM REPORT

16. COMMITMENTS

(a) Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount capped at not exceeding RMB74,000,000 per year. For the six months ended 30 June 2017, the related lease rental paid and payable was RMB27,545,000 (2016: RMB27,545,000).

(b) Capital commitments

As at 30 June 2017, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 30 June 2017 ***RMB'000*** **(Unaudited)**	As at 31 December 2016 *RMB'000* (Audited)
Authorised but not contracted for	**1,451,290**	1,165,237
Contracted but not provided for	**1,462,559**	769,013

A substantial amount of these commitments is related to the reform of railway stations or facilities relating to the existing railway lines operated by the Company. The related financing would be from self-generated operating cash flows and bank facilities.

63

17. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a) Save as disclosed in other notes to the Financial Statements, for the six months ended 30 June 2017, the Group had the following material transactions undertaken with related parties:

	Six months ended 30 June	
	2017	2016
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Provision of services and sales of goods		
Transportation related services		
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries *(i)*	**755,383**	760,479
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries *(ii)*	**589,129**	586,618
Revenue from railway operation service provided to Guangzhou Railway Group's subsidiaries *(iii)*	**297,055**	286,870
	1,641,567	1,633,967
Other services		
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries *(iv)*	**6,311**	6,629
Provision of apartment leasing services to Guangzhou Railway Group and its subsidiaries *(iv)*	**—**	548
	6,311	7,177
Services received and purchases made		
Transportation related services		
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries *(i)*	**459,092**	455,179
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries *(ii)*	**732,567**	626,789
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights *(Note 16)*	**27,545**	27,545
	1,219,204	1,109,513

64

GUANGSHEN RAILWAY 2017 INTERIM REPORT 17. RELATED PARTY TRANSACTIONS (continued) (a) Save as disclosed in other notes to the Financial Statements, for the six months ended 30 June 2017, the Group had the following material transactions undertaken with related parties (continued): Six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) Other services Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii) — 5,759 Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv) 118,282 127,123 Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v) 147,106 174,186 Provision of construction services by Guangzhou Railway    Group and its subsidiaries (vi) 34,348 60,728 299,736 367,796 (i) The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle. (ii) Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis. (iii) The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties. (iv) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle. (v) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs. (vi) Based on construction amounts determined under the national railway engineering guidelines. 65

17. RELATED PARTY TRANSACTIONS *(continued)*

(b) Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB1,320,676 for the six months ended 30 June 2017 (2016: RMB1,145,938).

(c) As at 30 June 2017, the Group had the following material balances maintained with related parties:

	As at 30 June 2017 *RMB'000* (Unaudited)	As at 31 December 2016 *RMB'000* (Audited)
Trade receivables	**1,019,361**	730,061
— Guangzhou Railway Group *(i)*	**144,309**	229,056
— Subsidiaries of Guangzhou Railway Group *(i)*	**875,052**	501,005
Prepayments and other receivables	**111,164**	25,961
— Guangzhou Railway Group	**1,006**	691
— Subsidiaries of Guangzhou Railway Group	**110,158**	25,270
Prepayments for fixed assets and construction-in-progress	**1,352**	225
— Guangzhou Railway Group	**—**	—
— Subsidiaries of Guangzhou Railway Group	**1,352**	225
Trade payables	**493,335**	533,051
— Guangzhou Railway Group *(i)*	**46,148**	61,486
— Subsidiaries of Guangzhou Railway Group *(ii)*	**446,918**	432,712
— Associates	**269**	38,853
Payables for fixed assets and construction-in-progress	**120,984**	249,308
— Guangzhou Railway Group	**10,877**	10,805
— Subsidiaries of Guangzhou Railway Group	**79,110**	168,038
— Associates	**30,997**	70,465
Accruals and other payables	**446,269**	430,331
— Guangzhou Railway Group	**7,585**	5,663
— Subsidiaries of Guangzhou Railway Group *(iii)*	**435,788**	422,877
— Associates *(iv)*	**2,896**	1,791

66

GUANGSHEN RAILWAY 2017 INTERIM REPORT 17. RELATED PARTY TRANSACTIONS (continued) (c) As at 30 June 2017, the Group had the following material balances maintained with related parties (continued): (i) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC. (ii) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties. (iii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies. (iv) The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates. As at 30 June 2017, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand. 18. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC (“Reform”). The Reform was completed since 1 January 2017. The Company discloses the transactions undertaken with CRC Group in 2017 and 2016. Unless otherwise specified, the transactions disclosed below have excluded the transactions undertaken with Guangzhou Railway Group and its subsidiaries disclosed in Note 17. 67

18. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued) The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were previously executed by MOR have been transferred to CRC. As at 30 June 2017, the cooperation mode and pricing model did not change. (a) Save as disclosed in other notes to the financial statements, for the six months ended 30 June 2017, the Group had the following material transactions undertaken with the CRC Group: Six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) Provide Services and sales of goods Transportation related services Provision of train transportation services to CRC Group (i) 8,580 6,162 Revenue collected by CRC for services provided to CRC Group (ii) 590,049 628,500 Revenue from railway operation service provided to CRC Group (iii) 421,848 775,870 1,020,477 1,410,532 Other services Provision of repairing services for cargo trucks to CRC Group (ii) 140,489 140,688 Sales of materials and supplies to CRC Group (iv) 1,786 1,471 Provision    of leasing services to CRC Group (iv) 313 170 142,588 142,329 68

GUANGSHEN RAILWAY 2017 INTERIM REPORT

18. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES *(continued)*

(a) Save as disclosed in other notes to the financial statements, for the six months ended 30 June 2017, the Group had the following material transactions undertaken with the CRC Group *(continued)*:

	Six months ended 30 June 2017 RMB'000 (Unaudited)	2016 RMB'000 (Unaudited)
Receive Services and purchase of goods		
Transportation related services		
Provision of train transportation services by CRC Group *(i)*	**152,823**	120,019
Cost settled by CRC for services provided by CRC Group *(ii)*	**696,637**	743,208
	849,460	863,227
Other services		
Provision of repair and maintenance services by CRC Group *(iv)*	**5,269**	2,595
Purchase of materials and supplies from CRC Group *(v)*	**5,874**	1,801
Provision of construction services by CRC Group *(vi)*	**—**	—
	11,143	4,396

(i) The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.

(ii) Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii) The service charges are levied based on contract prices determined based on a "cost plus a profit margin" and explicitly agreed between both contracting parties.

(iv) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(v) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(vi) Based on construction amounts determined under the national railway engineering guidelines.

69

18. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued) (b) Revenue collected and settled through the CRC: Six months ended 30 June 2017 2016 RMB’000 RMB’000 (Unaudited) (Unaudited) — Passenger transportation 3,635,606 3,436,990    — Freight transportation 604,069 495,710    — Luggage    and parcel 50,726    33,695 4,290,401 3,966,395 The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s settlement systems. 70

GUANGSHEN RAILWAY 2017 INTERIM REPORT 18. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued) (c) Balances due from/to CRC Group: As at 30 June 2017 and 31 December 2016, the Group had the following material balances with CRC and its subsidiaries: As at As at 30 June 31 December 2017 2016 RMB’000 RMB’000 (Unaudited) (Audited) Due from CRC Group — Trade receivables 968,959 1,443,272 — Prepayments and other receivables 25,232 4,672 Due to CRC Group — Trade payables 40,641 65,496 — Other payables 2,504 15,901 19. SUBSEQUENT EVENTS Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event. 71

Chapter 11 Documents Available for Inspection DOCUMENTS AVAILABLE FOR INSPECTION (1) Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm; (2) All the original of files and announcements disclosed in China Securities Journal, Securities Times, Shanghai Securities News and Securities Daily during the reporting period; (3) Interim reports published on the Hong Kong securities market. The documents are placed at the Secretariat to the Board. Chairman of the Board: Wu Yong Date of Approval from the Board: 24 August 2017 Amendments to Information † Applicable 3 Not applicable 72

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC, 24 August 2017

As at the date of this announcement, the Board comprises:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Chen Jianping

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting